SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No. 1_)*

OpenTable, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

68372A104

(CUSIP Number)

September 23, 2009

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]

Rule 13d-1(b)

[X]

Rule 13d-1(c)

[   ]

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed'' for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act'') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 15 Pages

Exhibit Index Contained on Page 13

CUSIP NO. 68372A104	13D	Page 2 of 15 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Integral Capital Management V, LLC (“ICM5”)
2	CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) X
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware (limited liability company)
	5	SOLE VOTING POWER -0-
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6	SHARED VOTING POWER 739,886 shares, which shares are directly owned by Integral Capital Partners V, L.P. (“ICP5”). ICM5 is the general partner of ICP5.
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 739,886 shares (see response to Item 6)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 739,886 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.3%
12	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 68372A104	13D	Page 3 of 15 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ICP Management V, LLC (“ICP Management 5”)
2	CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) X
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware (limited liability company)
	5	SOLE VOTING POWER -0-
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6

SHARED VOTING POWER

12,556 shares, of which 9,777 shares are directly owned by Integral Capital Partners V Side Fund, L.P. (“Side Fund”) and 2,779 shares are directly owned by Integral Capital Partners V SLP Side Fund, LLC (“SLP Side Fund”). ICP Management 5 is the general partner of Side Fund and the Manager of  SLP Side Fund.

	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 12,556 shares (see response to Item 6)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,556 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.06%
12	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 68372A104	13D	Page 4 of 15 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Integral Capital Partners V, L.P. (“ICP5”)
2	CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) X
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware (limited partnership)
	5	SOLE VOTING POWER -0-
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6	SHARED VOTING POWER 739,886 shares are directly owned by ICP5. Integral Capital Management V, LLC is the general partner of ICP5.
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 739,886 shares (see response to Item 6)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 739,886 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.3%
12	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 68372A104	13D	Page 5 of 15 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Integral Capital Partners V Side Fund, L.P. (“Side Fund”)
2	CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) X
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware (limited partnership)
	5	SOLE VOTING POWER -0-
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6	SHARED VOTING POWER 9,777 shares are directly owned by Side Fund. ICP Management V, LLC is the general partner of Side Fund.
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 9,777 shares (see response to Item 6)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,777 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.04%
12	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 68372A104	13D	Page 6 of 15 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Integral Capital Partners V SLP Side Fund, LLC (“SLP Side Fund”)
2	CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) X
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware (limited liability company)
	5	SOLE VOTING POWER -0-
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6	SHARED VOTING POWER 2,779 shares, which are directly owned by Integral Capital Partners V SLP Side Fund, LLC (“SLP Side Fund”). ICP Management V, LLC is the Manager of SLP Side Fund.
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 2,779 shares (see response to Item 6)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,779 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.01%
12	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(a).

NAME OF ISSUER:

OpenTable, Inc.

ITEM 1(b).

ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

799 Market Street, 4th Floor

San Francisco, CA  94103

ITEM 2(a), (b), (c).

NAME OF PERSON FILING, ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE, AND CITIZENSHIP:

This statement is being filed by Integral Capital Management V, LLC, a Delaware limited liability company (“ICM5”) and ICP Management V, LLC, a Delaware limited liability company (“ICP Management 5”).  The principal business address of ICM5 and ICP Management 5 is 3000 Sand Hill Road, Building 3, Suite 240, Menlo Park, California   94025.

ICM5 is the general partner of Integral Capital Partners V, L.P., a Delaware limited partnership (“ICP5”).  ICP Management 5 is the general partner of Integral Capital Partners V Side Fund, L.P., a Delaware limited partnership (“Side Fund”) and the Manager of Integral Capital Partners V SLP Side Fund, LLC, a Delaware limited liability company (“SLP Side Fund”).  With respect to ICM5 and ICP Management 5, this statement relates only to ICM5’s and ICP Management 5’s indirect, beneficial ownership of shares of Common Stock of the Issuer (the “Shares”).  The Shares have been purchased by ICP5, Side Fund and SLP Side Fund, and none of ICM5 or ICP Management 5 directly or otherwise holds any Shares. Management of the business affairs of ICM5 and ICP Management 5, including decisions respecting disposition and/or voting of the Shares, resides in a majority of the managers of ICM5 and ICP Management 5, respectively, such that no single manager of ICM5 or ICP Management 5 has voting and/or dispositive power of the Shares.

ITEM 2(d).

TITLE OF CLASS OF SECURITIES:

Common Stock

ITEM 2(e).

CUSIP NUMBER:

68372A104

ITEM 3.

IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), or 13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:

(a)

[    ]

Broker or dealer registered under Section 15 of the Exchange Act.

(b)

[    ]

Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)

[    ]

Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)

[    ]

Investment company registered under Section 8 of the Investment Company Act.

(e)

[    ]

An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)

[    ]

An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)

[    ]

A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)

[    ]

A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)

[    ]

A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)

[    ]

Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box.  [ X ].

ITEM 4.

OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

A.

Integral Capital Management V, LLC (“ICM5”)

(a)

Amount Beneficially Owned:  739,886

(b)

Percent of Class:  3.3%

(c)

Number of shares as to which such person has:

1.

Sole power to vote or to direct vote:  -0-

2.

Shared power to vote or to direct vote: 739,886

3.

Sole power to dispose or to direct the disposition:  -0-

4.

Shared power to dispose or to direct the disposition:  739,886

B.

ICP Management V, LLC (“ICP Management 5”)

(a)

Amount Beneficially Owned:  12,556

(b)

Percent of Class:  0.06%

(c)

Number of shares as to which such person has:

1.

Sole power to vote or to direct vote:  -0-

2.

Shared power to vote or to direct vote:  12,556

3.

Sole power to dispose or to direct the disposition:  -0-

4.

Shared power to dispose or to direct the disposition:  12,556

C.

Integral Capital Partners V, L.P. (“ICP5”)

(a)

Amount Beneficially Owned:  739,886

(b)

Percent of Class: 3.3%

(c)

Number of shares as to which such person has:

1.

Sole power to vote or to direct vote:  -0-

2.

Shared power to vote or to direct vote:  739,886

3.

Sole power to dispose or to direct the disposition:  -0-

4.

Shared power to dispose or to direct the disposition:  739,886

D.

Integral Capital Partners V Side Fund, L.P. (“Side Fund”)

(a)

Amount Beneficially Owned:  9,777

(b)

Percent of Class:  0.04%

(c)

Number of shares as to which such person has:

1.

Sole power to vote or to direct vote:  -0-

2.

Shared power to vote or to direct vote:  9,777

3.

Sole power to dispose or to direct the disposition:  -0-

4.

Shared power to dispose or to direct the disposition:  9,777

E.

Integral Capital Partners V SLP Side Fund, LLC (“SLP Side Fund”)

(a)

Amount Beneficially Owned:  2,779

(b)

Percent of Class:  0.01%

(c)

Number of shares as to which such person has:

1.

Sole power to vote or to direct vote:  -0-

2.

Shared power to vote or to direct vote:  2,779

3.

Sole power to dispose or to direct the disposition:  -0-

4.

Shared power to dispose or to direct the disposition:  2,779

ITEM 5.

OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [ X ].

ITEM 6.

OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.

IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8.

IDENTIFICATION AND CLASSIFCATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.

NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.

CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 28, 2009

INTEGRAL CAPITAL MANAGEMENT V, LLC

By    /s/ Pamela K. Hagenah

        Pamela K. Hagenah

        a Manager

ICP MANAGEMENT V, LLC

By    /s/ Pamela K. Hagenah

        Pamela K. Hagenah

        a Manager

INTEGRAL CAPITAL PARTNERS V, L.P.

By Integral Capital Management V, LLC,

its General Partner

By    /s/ Pamela K. Hagenah

        Pamela K. Hagenah

        a Manager

INTEGRAL CAPITAL PARTNERS V SIDE FUND, L.P.

By ICP Management V, LLC

its General Partner

By    /s/ Pamela K. Hagenah

        Pamela K. Hagenah

        a Manager

INTEGRAL CAPITAL PARTNERS V SLP SIDE FUND, LLC

By ICP Management V, LLC,

its Manager

By    /s/ Pamela K. Hagenah

        Pamela K. Hagenah

        a Manager

EXHIBIT INDEX

Found on Sequentially Exhibit Numbered Page Exhibit A: Agreement of Joint Filing 14

EXHIBIT A

Agreement of Joint Filing

The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1(k)(1) of the Act the statement dated September 28, 2009 containing the information required by Schedule 13G, for the 752,442 Shares of capital stock of OpenTable, Inc. held by Integral Capital Partners V, L.P., a Delaware limited partnership, Integral Capital Partners V Side Fund, L.P., a Delaware limited partnership, and Integral Capital Partners V SLP Side Fund, LLC, a Delaware limited liability company.

Date:  September 28, 2009

INTEGRAL CAPITAL MANAGEMENT V, LLC

By    /s/ Pamela K. Hagenah

        Pamela K. Hagenah

        a Manager

ICP MANAGEMENT V, LLC

By    /s/ Pamela K. Hagenah

        Pamela K. Hagenah

        a Manager

INTEGRAL CAPITAL PARTNERS V, L.P.

By Integral Capital Management V, LLC,

its General Partner

By    /s/ Pamela K. Hagenah

        Pamela K. Hagenah

        a Manager

INTEGRAL CAPITAL PARTNERS V SIDE FUND, L.P.

By ICP Management V, LLC,

its General Partner

By    /s/ Pamela K. Hagenah

        Pamela K. Hagenah

        a Manager

INTEGRAL CAPITAL PARTNERS V SLP SIDE FUND, LLC

By ICP Management V, LLC,

its Manager

By    /s/ Pamela K. Hagenah

        Pamela K. Hagenah

        a Manager